

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

December 16, 2008

<u>via U.S. mail</u>

Robert D. Johnson
President and Chief Executive Officer
Maxim TEP, Inc.
9400 Grogan's Mill Road, Suite 205
The Woodlands, Texas 77380

      Re: Maxim TEP, Inc.
              Amendment No. 4 to Registration Statement on Form 10
              Filed August 7, 2008
              Supplemental Response Dated December 16, 2008
              File No. 0-53093

Dear Mr. Johnson:

      We have completed our review of your registration statement on Form 10 and related filings and have no further comments at this time.

                        Sincerely,

                        H. Roger Schwall
                        Assistant Director

cc: <u>via facsimile</u>

        Bryce Linsenmayer, Esq.
        (713) 236-5540